UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)*


                                 Sequenom, Inc.
                                 --------------
                                (Name of Issuer)

                    Common Stock, par value $0.001 per share
                         (Title of Class of Securities)

                                    817337108
                                    ---------
                                 (CUSIP Number)

                       ComVest Investment Partners II LLC
                      One North Clematis Street, Suite 300
                         West Palm Beach, Florida 33401
                                 (561) 868-6074
           -----------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)

                                    Copy to:

                               Alan I. Annex, Esq.
                             Greenberg Traurig, LLP
                                 200 Park Avenue
                            New York, New York 10166

                                 March 27, 2006
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817337108
--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COMVEST INVESTMENT PARTNERS II, LLC                    (01-0784781)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
                                                                        (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         00
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                    [  ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF          7        SOLE VOTING POWER
                                    30,545,454
         SHARES            -----------------------------------------------------
       BENEFICIALLY        8        SHARED VOTING POWER
                                    30,545,454
         OWNED BY          -----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER
                                    30,545,454
      REPORTING PERSON     -----------------------------------------------------
          WITH             10       SHARED DISPOSITIVE POWER
                                    30,545,454
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         30,545,454
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
                                                                           [   ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IA
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COMVEST II PARTNERS, LLC   (01-6228703)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         AF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                    [  ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF          7        SOLE VOTING POWER
                                    0
         SHARES            -----------------------------------------------------
       BENEFICIALLY        8        SHARED VOTING POWER
                                    30,545,454
         OWNED BY          -----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER
                                    0
      REPORTING PERSON     -----------------------------------------------------
          WITH             10       SHARED DISPOSITIVE POWER
                                    30,545,454
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         30,545,454
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         COMVEST GROUP HOLDINGS, LLC   (01-622406)
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         AF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                    [  ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         DELAWARE
--------------------------------------------------------------------------------
        NUMBER OF          7        SOLE VOTING POWER
                                    0
         SHARES            -----------------------------------------------------
       BENEFICIALLY        8        SHARED VOTING POWER
                                    30,545,454
         OWNED BY          -----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER
                                    0
      REPORTING PERSON     -----------------------------------------------------
          WITH             10       SHARED DISPOSITIVE POWER
                                    30,545,454
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         30,545,454
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         OO
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         MICHAEL S. FALK
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         AF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                    [  ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
        NUMBER OF          7        SOLE VOTING POWER
                                    0
         SHARES            -----------------------------------------------------
       BENEFICIALLY        8        SHARED VOTING POWER
                                    30,545,454
         OWNED BY          -----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER
                                    0
      REPORTING PERSON     -----------------------------------------------------
          WITH             10       SHARED DISPOSITIVE POWER
                                    30,545,454
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         30,545,454
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

--------------------------------------------------------------------------------
1        NAMES OF REPORTING PERSONS.
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         ROBERT L. PRIDDY
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                        (a) [  ]
                                                                        (b) [  ]
--------------------------------------------------------------------------------
3        SEC USE ONLY
--------------------------------------------------------------------------------
4        SOURCE OF FUNDS (SEE INSTRUCTIONS)
         AF
--------------------------------------------------------------------------------
5        CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
         2(d) or 2(e)                                                    [  ]
--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION
         USA
--------------------------------------------------------------------------------
        NUMBER OF          7        SOLE VOTING POWER
                                    0
         SHARES            -----------------------------------------------------
       BENEFICIALLY        8        SHARED VOTING POWER
                                    30,545,454
         OWNED BY          -----------------------------------------------------
          EACH             9        SOLE DISPOSITIVE POWER
                                    0
      REPORTING PERSON     -----------------------------------------------------
          WITH             10       SHARED DISPOSITIVE POWER
                                    30,545,454
--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         30,545,454
--------------------------------------------------------------------------------
12       CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                           [   ]
--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         43.1%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
         IN
--------------------------------------------------------------------------------

Item 1.  SECURITY AND ISSUER

         This Schedule 13D (the "Schedule 13D") relates to the common stock, par value $0.001 per share (the "Common Stock"), of Sequenom, Inc., a Delaware corporation (the "Issuer"). The address of the principal executive offices of the Issuer is 3595 John Hopkins Court, San Diego, California 92121.

ITEM 2.  IDENTITY AND BACKGROUND

         The name of the Reporting Person is ComVest Investment Partners II LLC, a Delaware limited liability company ("ComVest"). ComVest is a private investment company. The managing member of ComVest is ComVest II Partners LLC, a Delaware limited liability company ("ComVest II Partners"), the managing member of which is ComVest Group Holdings, LLC, a Delaware limited liability company ("CGH"). Michael Falk ("Falk") is the Chairman and principal member of CGH. Robert Priddy ("Priddy") is a member of ComVest II Partners.
Falk and Priddy are citizens of the United States of America.

         The business address for ComVest and the other entities and individuals described in this Item 2 is One North Clematis Street, Suite 300, West Palm Beach, Florida 33401.

         During the last five years, neither ComVest nor any other person enumerated in this Item 2, has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

         Larry Lenig, an employee of the Reporting Person, will be a director of the Issuer upon the closing of the transactions contemplated by the Purchase Agreement (as defined below).

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         As more fully described in Item 4 hereof, pursuant to the Purchase Agreement, the Reporting Person will acquire the Shares and the Warrants (each, as defined below) for aggregate consideration of approximately $10,500,000. The funds for the purchase of such securities will be obtained from existing capital funds of the Reporting Person.

         A copy of the Purchase Agreement is incorporated herein by reference as
Exhibit 1, and the description herein of the Purchase Agreement is qualified in its entirety by reference to the Purchase Agreement.

ITEM 4.  PURPOSE OF TRANSACTION

         ComVest purchased the Shares and Warrants for investment purposes and not with the view to sell in connection with any distribution thereof. Except in the ordinary course of business or as set forth below, the Reporting Person has no present intention or plans or proposals which relate to or could result in any of the matters referred to in paragraphs (a) through (j) of Item 4 of
Schedule 13D.

         Notwithstanding anything to the contrary contained herein, the Reporting Person reserves the right, depending on all relevant factors, to change its intention with respect to any and all of the matters referred to above.

PURCHASE AGREEMENT

         Pursuant to the terms of a Securities Purchase Agreement, dated as of March 27, 2006, as amended and restated on March 30, 2006 (the "Purchase Agreement"), by and among the Issuer, the Reporting Person, Pequot Capital Management, Inc., a Connecticut corporation ("Pequot"), LB I Group Inc., a Delaware corporation ("LBIG"), and Siemens Venture Capital GmbH ("Siemens," and together with the Reporting Person, Pequot and LBIG, the "Purchasers"), the Issuer agreed to issue and sell to ComVest (i) 19,090,909 shares of Common Stock (the "Shares"), and (ii) warrants to purchase up to 11,454,545 shares of Common

Stock (the "Warrants"), in each case, subject to certain adjustments in accordance with the terms of the Purchase Agreement and the Warrant.

         The Purchase Agreement contains certain customary closing conditions, including approvals of the Transaction from the Issuer's stockholders as well as the requirement that the Issuer cause: (i) Larry Lenig or another individual designated by ComVest, Patrick Enright or another individual designated by Pequot and a third individual mutually agreeable to ComVest and Pequot to be elected to the board of directors of the Issuer (the "Board") prior to the closing of the transactions contemplated by the Purchase Agreement (the "Transactions"); and (ii) each of the three designees of the Purchasers to be appointed to a different committee of the Board, so that there is one designee on each of the Board's audit committee, compensation committee and nominating and corporate governance committee. The Purchase Agreement provides that, following the closing of the Transactions (the "Closing"), each Purchaser holding 10% or more of the then outstanding Common Stock shall have the right to nominate one director for election to the Board, subject to compliance with relevant Nasdaq rules and regulations and subject to the approval of such nominees by the nominating and corporate governance committee of the Board. Upon such nominations, the Issuer would be obligated to use commercially reasonable efforts to place such nominees on the slate of directors presented to its stockholders at each meeting at which directors are elected.

         The Issuer agreed to seek approval from its stockholders (the "Stockholder Approval") to: (i) approve (a) the Transaction, and (b) an increase in the authorized number of shares of Common Stock from 75,000,000 shares to 185,000,000 shares; and (ii) to amend its certificate of incorporation and bylaws to remove the classification of its Board effective upon the closing of the Transactions (the "Declassification Proposal"). The Issuer agreed to use commercially reasonable efforts to call a meeting of its stockholders to be held within 60 days after the Closing for the purpose of seeking stockholder approval of the following matters if the stockholders have not approved such matters prior to the Closing: (1) the Declassification Proposal; (2) the amendment of the Issuer's bylaws to remove certain supermajority approval requirements, to permit stockholders holding a majority of the outstanding shares of Common Stock to call special meetings of stockholders and to permit stockholders to act by written consent; and (3) either the adoption of a new equity incentive plan or the amendment of the Issuer's existing equity incentive plan to increase the number of shares reserved for issuance thereunder. Following the Closing and until the Issuer's bylaws have been amended, the Issuer has agreed to use commercially reasonable efforts to call a special meeting of stockholders to be held within 60 days following the written request of at least two of the three directors nominated by the Purchasers to seek approval from its stockholders of the foregoing matters or any other matter that at least three directors request be submitted to the stockholders for approval.

         Pursuant to the Purchase Agreement, the Issuer agreed and acknowledged that ComVest may transfer any of the Shares or Warrants to affiliates or a limited number of other transferees that have at least one member in common with ComVest, subject to compliance with the other terms and conditions of the Purchase Agreement.

REGISTRATION RIGHTS AGREEMENT

         In connection with the Transactions, the Issuer agreed to enter into a registration rights agreement with the Purchasers (the "Registration Rights Agreement") as a condition to the Closing, pursuant to which the Issuer will be required to, among other things, prepare and file a shelf registration statement (or other form of registration statement as is then available) to effect a registration within 30 days after the issuance of the Shares and the Warrants covering the resale of (i) the Shares and shares of Common Stock issuable upon exercise of the Warrants, (ii) the shares of Common Stock and the shares of Common Stock issuable upon exercise of the warrants issued to the other Purchasers, and (iii) and any other securities of the Issuer or its successor issued or issuable in exchange therefor (the "Registrable Securities"). The Issuer will be required to keep such registration statement effective until the earlier of: (x) the second anniversary of the date that such registration statement is first declared effective by the SEC (the "Effective Date"); (y) such time as all Registrable Securities covered by such registration statement have been sold pursuant to any registration statement, Rule 144 of the Securities Act of 1933, as amended (the "Act") or any exemption from registration under the Act; or (z) such time as all of the Registrable Securities covered by such registration statement may be sold in open market transactions pursuant to Rule 144(k) of the Act.

AMENDMENT TO RIGHTS PLAN

         On March 27, 2006, the Issuer also entered into an amendment (the "Rights Agreement Amendment") of the Rights Agreement, dated as of October 21, 2001 (the "Rights Agreement"), by and between the Issuer and American Stock Transfer & Trust Company, which provides that the execution of the Purchase Agreement does not trigger any obligation to issue right certificates and that the Rights Agreement and all rights thereunder shall terminate immediately prior to the Closing.

         Copies of the Purchase Agreement, the Registration Rights Agreement and the Rights Agreement Amendment are incorporated herein by reference as Exhibits 1, 2 and 3, respectively. The descriptions herein of such agreements are qualified in their entirety by reference to such agreements.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         (a) Provided the Transaction is consummated, including the Shares and the Warrants (on an as exercised basis) ComVest will beneficially own 30,545,454 shares of Common Stock of the Issuer, representing 43.1% of the Issuer's stock (assuming the issuance of (i) 19,090,909 shares of Common Stock issuable to the Purchasers at the Closing, and (ii) 11,454,545 shares of Common Stock issuable upon exercise of the Warrants). Provided that the other Purchasers consummate the Transaction, as contemplated by the Purchase Agreement, ComVest will beneficially own 22.4%.

         Falk and Priddy, by virtue of their status as managing members of ComVest II Partners (the managing member of ComVest) and as the principal members of ComVest and ComVest II Partners, may be deemed to have indirect beneficial ownership of the Shares owned by ComVest. However, Falk and Priddy disclaim any beneficial ownership of such Shares.

         (b) Falk and Priddy, by virtue of their status as managing members of ComVest II Partners (the managing member of ComVest) and as the principal members of ComVest and ComVest II Partners, have the power to vote or to direct the vote and the power to dispose and to direct the disposition of the Shares owned by ComVest.

         (c) Except for the information set forth, or incorporated by reference, in Items 3 and 4, which is incorporated herein by reference, the Reporting Person has not effected any transaction relating to the Common Stock during the past 60 days.

         (d) Not applicable.

         (e) Not applicable.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         Reference is made to the Purchase Agreement and the Registration Rights Agreement, which are incorporated by reference herein.

WARRANTS

         In connection with the transactions contemplated by the Purchase Agreement, the Issuer agreed to issue the Warrants to ComVest. The Warrants have a term of seven years and are exercisable in whole or in part at any time after the Closing at an exercise price of $0.70 per share, subject to adjustment for any reverse split of the Issuer's Common Stock, certain dilutive equity issuances and for stock splits, stock dividends, mergers, reclassifications, reorganizations and other similar events. Cashless exercise is permitted.

         A form of the Warrants is incorporated herein by reference as Exhibit 4 and the description herein of the Warrants is qualified in its entirety by reference to the Warrants.

ITEM 7.       MATERIAL TO BE FILED AS EXHIBITS.

Exhibit 1 Amended and Restated Securities Purchase Agreement, dated March 30, 2006, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K, dated March 30, 2006 (filed April 3, 2006)).

Exhibit 2 Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 99.2 to the Issuer's Form 8-K, dated March 30, 2006 (filed April 3, 2006)).

Exhibit 3 Amendment of Rights Agreement, dated as of March 27, 2006, by and between the Issuer and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 99.5 to the Issuer's Form 8-K, dated March 27, 2006 (filed March 28,
              2006)).

Exhibit 4 Form of Warrant (incorporated by reference to Exhibit 99.3 to the Issuer's Form 8-K, dated March 30, 2006 (filed April 3, 2006)).

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:   April 5, 2006      ComVest Investment Partners II LLC

                               By: ComVest II Partners, LLC, its managing member

                               By: /s/Michael S. Falk
                                   ---------------------------------------------
                                   Name:  Michael S. Falk
                                   Title: Managing Member


Dated:   April 5, 2006      ComVest II Partners, LLC

                               By: /s/Michael S. Falk
                                   ---------------------------------------------
                                   Name:  Michael S. Falk
                                   Title: Managing Member


Dated:   April 5, 2006      ComVest Group Holdings, LLC

                               By: /s/Michael S. Falk
                                   ---------------------------------------------
                                   Name:  Michael S. Falk
                                   Title: Chairman and Managing Member


Dated:   April 5, 2006             /s/Michael S. Falk
                                   ---------------------------------------------
                                   Michael S. Falk, individually


Dated:   April 5, 2006             /s/Robert L. Priddy
                                   ---------------------------------------------
                                   Robert L. Priddy, individually

                                  EXHIBIT INDEX

Exhibit 1 Amended and Restated Securities Purchase Agreement, dated March 30, 2006, by and among the Issuer and the Purchasers (incorporated by reference to Exhibit 99.1 to the Issuer's Form 8-K, dated March 30, 2006 (filed April 3, 2006)).

Exhibit 2 Form of Amended and Restated Registration Rights Agreement (incorporated by reference to Exhibit 99.2 to the Issuer's Form 8-K, dated March 30, 2006 (filed April 3, 2006)).

Exhibit 3 Amendment of Rights Agreement, dated as of March 27, 2006, by and between the Issuer and American Stock Transfer & Trust Company (incorporated by reference to Exhibit 99.5 to the Issuer's Form 8-K, dated March 27, 2006 (filed March 28,
              2006)).

Exhibit 4 Form of Warrant (incorporated by reference to Exhibit 99.3 to the Issuer's Form 8-K, dated March 30, 2006 (filed April 3, 2006)).